As filed pursuant to Rule 424(b)(2)
Under the Securities Act of 1933
Registration No. 333-130638
Prospectus
4,532,619 Shares
Common Stock

     This prospectus relates to the resale of up to 4,532,619 shares of common stock of Clearant, Inc., that the stockholders whom we refer to in this document as the “Selling Stockholders” may offer from time to time. As used in this prospectus, “Selling Stockholders” includes the Selling Stockholders named in the table under the section titled “Selling Stockholders” beginning on page 18 of this prospectus. The shares of our common stock being offered by this prospectus were issued to the Selling Stockholders on or about March 31, 2005, or are issuable upon the exercise of warrants issued on or about that date, in unregistered sales of the securities.
     As described in this prospectus under the section titled “Use of Proceeds,” we will not receive any of the proceeds from the sale of the shares of our common stock by the Selling Stockholders.
     Subject to the restrictions described in this prospectus, the Selling Stockholders (directly, or through agents or dealers designated from time to time) may sell the shares of our common stock being offered by this prospectus from time to time, on terms to be determined at the time of sale. The prices at which these stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. See “Plan of Distribution” beginning on page 19.
     Our common stock is quoted on the OTC Bulletin Board under the symbol “CLRI.” The closing sale price for shares of our common stock on December 20, 2005 was $2.40, based upon prices quoted by broker-dealers on the OTCBB. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not represent actual transactions.
     Investing In Our Common Stock Involves Risks. See “Risk Factors” Beginning On Page 4 To Read About Factors You Should Consider Before Buying Shares Of Our Common Stock.
     Neither The Securities And Exchange Commission Nor Any State Securities Commission Has Approved Or Disapproved Of These Securities Or Passed Upon The Accuracy Or Adequacy Of This Prospectus. Any Representation To The Contrary Is A Criminal Offense.

The date of this prospectus is December 22, 2005

 i

PROSPECTUS SUMMARY
     This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, especially “Risk Factors” and our financial statements and related notes.
Overview
     We acquire, develop and market our pathogen inactivation technology, the Clearant Process®, to producers of biological products such as:
•	Tissue allograft implants

•	Recombinant products

•	Plasma therapeutics

•	Blood and blood-related products.
Our Business
     We develop and market a proprietary pathogen inactivation technology that reduces the risk of contamination to biological products by inactivating a broad range of pathogens. The Clearant Process® is based on exposing a biological product to gamma-irradiation under specialized, proprietary or patented conditions that deliver a predetermined amount of radiation to inactivate a desired level of pathogens, thereby reducing the risk of contamination, while preserving the functionality and integrity of the treated product. The Clearant Process® is designed to:
•	Inactivate a broad range of known pathogens irrespective of size, origin or structure

•	Achieve sterility, in some cases with margins of safety greater than four to thirteen logs of pathogen reduction

•	Be used in both intermediate and final stages of production

•	Protect the mechanical and biological properties of the tissue being treated

•	Be applied to a product after it has been sealed into its final package
     The Clearant Process ® is designed to be effective against a wider spectrum of pathogens than many competing sterilization technologies, including the inactivation of bacteria, fungi, spores and lipid-enveloped and non-enveloped viruses. We believe the Clearant Process®will enable our customers, who offer a wide variety of biological products, to meet the medical need for safer biological products and to satisfy current and future product safety guidelines. We believe the Clearant Process ® is a cost-effective technology applicable across multiple market segments, with minimal capital requirements to implement.
     The Clearant Process® does not require the use of toxic chemicals. The advantage of gamma irradiation over currently available pathogen reduction technologies is that it is inherently reliable, predictable, non-toxic, penetrating, and scalable for a wide variety of products. Traditional uses of gamma irradiation have been proven to be among the best methods for inactivating pathogens that contaminate medical devices and instruments. However, prior to the development of the Clearant Process® , it was not possible to apply gamma radiation on biological products because the necessary high levels of gamma irradiation also damaged the active proteins present in the biological products, compromising its integrity and functionality.
     Our initial area of focus is the application of the Clearant Process® on devitalized human tissue implants used in surgical procedures. We are also focusing on the application of the Clearant Process® on in-process intermediates used in the production of recombinant protein products (e.g., serum) and biotechnology recombinant protein products (including biotherapeutics, diagnostics and vaccines). We believe that the devitalized human tissue market represents a source of near-term product revenue, while the protein-based pharmaceuticals markets present an intermediate to longer-term opportunity.

     We have signed six licensing agreements with devitalized human tissue banks, and one with a manufacturer of recombinant protein products, in return for milestone payments and royalties on end-product sales. To date in 2005, four licensees have launched devitalized human tissue products that were treated using the Clearant Process®. Clearant Process®-treated allografts produced by our licensees have been implanted by doctors in more than 4,000 patients since January 2004. Additionally, in September 2005, we launched a new sterilization service which allows tissue banks to send pre-treated tissue to our facility in Chicago to be irradiated under Clearant Process® conditions by us. To date, we have signed two such sterilization service agreements. Finally, we continue to work with various other companies at different stages of development with the anticipation that these companies incorporate the Clearant Process® into their manufacturing process.
The Merger
     We were incorporated in the state of Nevada on March 31, 2003. On March 31, 2005, we sold substantially all of our operating assets and liabilities to three majority stockholders, and changed our name from Bliss Essentials Corp. to Clearant, Inc. We entered into a reverse triangular merger with Clearant, Inc., which was incorporated in California on April 30, 1999, and reincorporated in Delaware on March 31, 2005, and is now Clearant Licensing, Inc., our wholly-owned subsidiary through whom we conduct our business operations. Because Clearant was the sole operating company at the time of the merger, the transaction was accounted for as a reverse acquisition, with Clearant deemed the acquirer for accounting purposes. On June 30, 2005, we reincorporated from Nevada to Delaware.
Our Offices
     Our principal executive offices are located at 11111 Santa Monica Boulevard, Suite 650, Los Angeles, California 90025, and our telephone number is (310) 479-4570. Our website is located at http://www.clearant.com. Information contained on our website is not incorporated by reference into this prospectus and you should not consider information on our website a part of this prospectus.
The Offering

Common stock offered by the Selling Stockholders	4,532,619 shares(1)
Clearant common stock authorized and outstanding as of December 20, 2005	39,758,500 shares
Use of proceeds	We will not receive any proceeds from the sale of the shares of common stock covered by this prospectus
Transfer Agent	American Stock Transfer & Trust Company
OTC BB Symbol	CLRI

(1)	Based upon the estimated maximum number of shares of our common stock (including shares underlying warrants) that may be sold by the Selling Stockholders named in this prospectus.
About this Prospectus
     This prospectus is part of a registration statement that we are filing with the Securities and Exchange Commission, or the SEC, utilizing a “shelf” registration process. The Selling Stockholders may sell the shares of our common stock subject to this prospectus from time to time and may also decide not to sell all the shares they are allowed to sell under this prospectus. The Selling Stockholders will act independently in making decisions with respect to the timing, manner and size of each sale. Furthermore, the Selling Stockholders may enter into hedging transactions with broker-dealers in connection with distributions of shares or otherwise.
     You should read both this prospectus and any prospectus supplement together with the additional information described in the section titled “Where You Can Find Additional Information,” beginning on page 30.

     You should rely only on the information contained in this prospectus or any related prospectus supplement. We have not authorized anyone to provide you with different information. The Selling Stockholders are not making an offer of the shares of our common stock to be sold under this prospectus in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus or any related prospectus supplement is accurate as of any date other than the date on the front cover of this prospectus or the related prospectus supplement, or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Except to the extent required by law, we undertake no obligation to publicly update or revise such information, whether as a result of new information, future events or any other reason.
     Prior to making a decision about investing in our common stock, you should carefully consider the specific risks contained in the section titled “Risk Factors” below, and any applicable prospectus supplement, together with all of the other information contained in this prospectus and any prospectus supplement or appearing in the registration statement of which this prospectus is a part.
RISK FACTORS
     An investment in our common stock involves a high degree of risk. Before investing in our common stock, you should carefully consider the specific risks detailed in this “Risk Factors” section and any applicable prospectus supplement, together with all of the other information contained in this prospectus and any prospectus supplement. If any of these risks occur, our business, results of operations and financial condition could be harmed, the price of our common stock could decline, and you may lose all or part of your investment.
Risks Related to Our Business
     Our limited operating history may make it difficult to evaluate our business to date and our future viability.
     Clearant Licensing, Inc., our wholly owned operating subsidiary, was incorporated in April 1999 in order to acquire certain assets of Puresource and Sterways, including patents that comprise a portion of the Clearant Process®. We are in the early stage of operations and development, and have only a limited operating history on which to base an evaluation of our business and prospects. In addition, our operations and developments are subject to all of the risks inherent in the growth of an early stage company. We may not succeed given the technological, marketing, strategic and competitive challenges we will face. The likelihood of our success must be considered in light of the expenses, difficulties, complications, problems and delays frequently encountered in connection with the growth of a new business, the continuing development of new technology, and the competitive and regulatory environment in which we operate or may choose to operate in the future. We have generated limited revenues to date, and there can be no assurance that we will be able to successfully develop our products and penetrate our target markets. Further, it is likely that significant losses will be incurred through at least the next 12 months and possibly beyond, as we incur significant expenses associated with the further development, marketing and commercialization of the Clearant Process®. Our current cash burn rate is approximately $0.9 million per month. If we do not raise any additional funds, our revenues do not meet expectations and we do not reduce our expenses, our cash reserves will be exhausted at approximately the end of 2006, and we will be required to seek additional funds.
     We have a history of and expect to continue to generate substantial losses, may not become profitable and will need to expand our licensing of the Clearant Process® and sterilization services generate significant revenues.
     To date, we have generated only limited revenues, and have had limited marketing activities. We expect that we will have significant operating losses and accumulated losses and will record significant net operating cash outflows at least through at least the next 12 months and possibly beyond.
     Our ability to achieve meaningful near-term revenues is heavily dependent on meeting our current development schedule for proving the efficacy of the Clearant Process® in the devitalized human tissue market and the successful licensing of such technology or providing sterilization services to third party tissue processors. Our longer term financial performance, on the other hand, is heavily dependent on timely and cost effectively proving the efficacy of and successfully licensing the Clearant Process® in other markets. We may not successfully prove the efficacy of our pathogen inactivation processes for specific products according to our current development schedule, if at all.
     Even if we successfully prove the efficacy of the Clearant Process® for specific products, there can be no assurance that we will be able to successfully market that process to third party manufacturers or that our marketing efforts will result in significant revenues. Various other factors could have material, negative impacts on our results of operations, including difficulties encountered by third parties in obtaining governmental approvals for products which are treated with our pathogen inactivation processes; adverse changes in government regulations; the timing of the introduction of new processes; competitive forces within the current and anticipated future markets served by us; and general economic conditions. Fluctuations in results may also occur depending on differences in the timing of, and the time period between, our expenditures on the development and marketing of our processes and the receipt of revenues.
     The Clearant Process® is at an early stage of commercial development and, if we are not able to clinically validate claims of our effectiveness in our target markets and obtain widespread commercial acceptance of the Clearant Process® in our target markets, we may not be able to grow or attain profitability.
     Our growth and profitability will depend in large part on our unproven ability to:
•	Continue to successfully demonstrate the efficacy of the Clearant Process® in sterilizing devitalized human tissue;

•	Successfully demonstrate the efficacy of the Clearant Process® in sterilizing other biological products, including serum and recombinant proteins;

•	Enter into additional license and sterilization service agreements with manufacturers and providers of biological products;

•	Develop and protect our intellectual property rights;

•	Complete product-specific development of the Clearant Process® for our target markets; and

•	Obtain (or have the users of the Clearant Process® obtain) required product regulatory approvals.
     Research and development and commercialization efforts may not be successful or, if they are, the Clearant Process® may not obtain market acceptance among major manufacturers and providers of tissues and other biological products.
     Achieving market acceptance for the Clearant Process® will depend on our ability to demonstrate the efficacy of the Clearant Process® in our target markets, as well as how the Food and Drug Administration applies the Good Tissue Practice guidelines issued on November 18, 2004 and became effective on May 25, 2005.
     We currently have a limited sales force and may need to hire additional sales and business development personnel. Our marketing success will depend, to a significant degree, on our unproven ability to successfully demonstrate the efficacy of the Clearant Process® in our target markets, on its willingness of potential users of the Clearant Process® to adopt the Clearant Process® and on the willingness of doctors and patients to utilize Clearant Process®-treated products. We may not be successful in our marketing endeavors or, if we are, we may not be able to adequately, timely and profitably market our pathogen inactivation process.
     In addition, adoption of the Clearant Process® by potential users may depend, in part, on how the Good Tissue Practice or GTP regulations issued by the Food and Drug Administration or FDA on November 18, 2004 and became effective on May 25, 2005 are applied to tissue processors. The requirements may not provide sufficient incentive for tissue processors to adopt technologies that can provide validation for sterility label claims, the Clearant Process® may not prove compatible with the GTP regulations, or the FDA may, as a result of normal inspections of tissue processors, require additional data to allow customers to claim sterility. If the FDA requires additional data from our customers to support label claims of sterility, they may not be able to develop it in a timely and cost-effective manner, or at all. The inability of our customers to obtain or maintain validation of a sterility claim, or the failure to develop additional data if it is required, could materially impact our business, financial condition and results of operations.
     Our success will depend on our ability to retain our highly skilled scientific and managerial personnel and to attract additional personnel.
     Our success will depend largely on our ability to attract and retain highly skilled scientific and managerial personnel. Competition for desirable scientific and managerial personnel is intense, and we cannot guarantee that we will be able to attract and retain the necessary staff. Furthermore, we do not currently have employment contracts with our key employees.
     The loss of members of managerial, sales or scientific staff could have a material adverse effect on our future operations and on successful development of the Clearant Process® for our target markets. We also collaborate with scientists and physicians at academic and other institutions, but these scientists and physicians may have other commitments or conflicts of interest that limit their availability. The failure to maintain our management, sales and scientific staff and to attract additional key personnel could materially adversely affect our business, financial condition and results of operations. Although we intend to provide incentive compensation to attract and retain our key personnel, we cannot guarantee that these efforts will be successful. We do not carry “key man” life insurance for any of our personnel.
     We may need to expand our finance, administrative, scientific, sales and marketing, and operations staff, and it is currently anticipated that we will need to hire an employee for the product development of tissues, other than musculoskeletal. There are no assurances that we will be able to make such hires. In addition, we may be required to enter into relationships with various strategic partners and other third parties necessary to our business. Planned personnel may not be adequate to support our future operations, management may not be able to hire, train, retain, motivate and manage required personnel or management may not be able to identify, manage and exploit existing and potential strategic relationships and market opportunities. If we fail to manage our growth effectively, it could have a material adverse effect on our business, results of operations and financial condition.
     We need to develop our financial and reporting processes, procedures and controls to support our anticipated growth.
     We currently have only a limited number of financial operations personnel and have not historically invested significantly in our financial and reporting systems. To comply with our public reporting requirements, and manage the anticipated growth of our operations and personnel, we will be required to improve existing or implement new operational and financial systems, processes and procedures, and to expand, train and manage our employee base. Our current and planned systems, procedures and controls may not be adequate to support our future operations.
     The laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules adopted or proposed by the Securities and Exchange Commission and the NASD will result in increased costs to us as we evaluate the implications of any new rules and respond to their requirements. New rules could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. We cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs to comply with any new rules and regulations, or if compliance can be achieved.
     The Clearant Process® has been commercialized only in the devitalized human tissue market and our future success depends on its ability to successfully commercialize the Clearant Process® for use in our other, larger target markets.
     The Clearant Process® must be optimized on an individual basis for each product or class of products on which it will be used for pathogen inactivation. While the Clearant Process® has been commercialized for the devitalized human tissue market, it has not been optimized for all of our target products and we face the risks of failure inherent in developing new technologies. It may not be possible to optimize or commercialize the Clearant Process® for any of our target products. The inability to optimize or commercialize the process in any given case may adversely affect the marketplace’s confidence in the effectiveness of the Clearant Process® in such case or in any other case.
     We and our potential customers may have to conduct significant additional research and animal or human testing before the Clearant Process® can be used by other third parties for a significant number of products. Clinical trials are expensive and have a high risk of failure. If our customers are unable or unwilling to fund these trials, or if these trials fail, our ability to generate revenues will be materially and adversely impacted.
     To date, there has been only limited use and testing of Clearant Process®-treated products in humans and, while early indications have been favorable, these limited initial results may not be statistically significant or predictive of future results, either for the tissue market or new products which are treated by the Clearant Process® in the future.
     To compete effectively with other pathogen inactivation or removal technologies, our processes must be easy to use, regulatorily compliant and cost-effective on a commercial scale. We may not be able to achieve any of these objectives. The Clearant Process® or third-party products using it may fail in one or more testing phases or may not attain market acceptance. Third parties may develop superior products or have proprietary rights that preclude us from marketing the Clearant Process®. If research and testing are not successful, the Clearant Process® will not be commercially viable, and our business, financial condition and results of operation will be materially adversely affected.
     The success of our business will depend on our ability to develop new uses of the Clearant Process® that can be applied cost-effectively on a commercial scale, which may in some cases require potentially costly and time-consuming modification of the Clearant Process®.
     The Clearant Process® has been used in a limited manner on a commercial scale only in the devitalized human tissue market. It may be difficult or impossible to use the Clearant Process® economically on a commercial scale for products other than those in which the Clearant Process® currently is being used. As part of commercialization of the Clearant Process®, we transfer the Clearant Process® technology to our licensees in order to allow the licensees to practice the technology and integrate the technology into our facility or manufacturing processes. Additionally, in September 2005, we launched a new sterilization service which allows tissue banks to send pre-treated tissue to our facility in Chicago to be irradiated under Clearant Process® conditions by us, however, to date no such services have been provided. Under either a license agreement or sterilization service agreement the Clearant Process® is transferred, at least in part, to the customer and such transfer process consists of providing our-developed standard procedures and supporting data, packaging specifications, supply lists, irradiator suggestions and irradiation specifications.
     To date, we have only completed development of these transfer procedures and specifications for certain applications of the devitalized human tissue processors for licenses, and not for customers under a sterilization service agreement. We may not be able to develop appropriate procedures, packaging and specifications for other markets and licensees without substantial additional development time and expense, if at all.
     The cost and amount of time required to transfer the technology to a customer is dependent upon several factors, including the customer’s current manufacturing processes, facilities, personnel, product and packaging. In addition, as a result of limitations associated with product-specific requirements for particular applications of the Clearant Process® or otherwise, we may face future situations which could require greater cost and time than anticipated to transfer the technology or where it is unable to effectively transfer the technology at all for use on a commercial scale.
     In such case, we would be required to modify the parameters pursuant to which the Clearant Process® is applied to the applicable product, which could lead to the need for additional testing and clinical trials by the third party user. If we were required to modify the Clearant Process®, our development costs would increase and our programs could be delayed significantly, with a similar delay in receipt of potential licensing and sterilization service revenues. In any such circumstance, we may not be able to successfully modify the Clearant Process® at all for use on a particular product on a commercial scale. If we are unable to timely and cost-effectively develop successful technology transfer procedures for its target markets, including appropriate procedures, packaging and specifications, our ability to market and license the Clearant Process® and to generate licensing and sterilization service revenues, and its business, financial condition and results of operations, will be adversely affected.
     The success of our business will depend on our ability to develop and protect our intellectual property rights, which could be expensive, as well as our ability to conduct our business without infringing the intellectual property rights of others.
     The Clearant Process® and our other technologies will be protected from unauthorized use by others only to the extent that they are covered by valid and enforceable patents or effectively maintained as trade secrets. As a result, our success depends in part on our ability to obtain patents, protect trade secrets, operate without infringing upon the proprietary rights of others and prevent others from infringing on our proprietary rights. The steps we take to prevent misappropriation of the Clearant Process® and our other technologies may not be effective, particularly in foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States.
     We cannot be certain that our patents or patents that we license from others will be enforceable and afford protection against competitors. Our patents or patent applications, if issued, may be challenged, invalidated or circumvented. Our patent rights may not provide us with proprietary protection or competitive advantages against competitors with similar technologies. Even if our patents are valid, we cannot guarantee that competitors will not independently develop alternative technologies that duplicate the functionality of our technology. Due to the extensive time required for development, testing and regulatory review of customers’ use of our processes, our patents may expire or remain in existence for only a short period following commercialization. This would reduce or eliminate any advantage of the patents. If third parties become aware of parts of our technology that are covered by pending patent applications, we will be unable to prevent those parties from using such information until the patents issue. This could delay commercialization of the Clearant Process®.
     We also cannot be certain that we were the first to make the inventions covered by each of our issued patents or pending patent applications or that we were the first to file patent applications for such inventions. In that case, the affected patent or patent application would not be valid, and we may need to license the right to use third-party patents and intellectual property to continue development and marketing of our processes. We may not be able to acquire such required licenses on acceptable terms, if at all. If we do not obtain such licenses, we may need to design around other parties’ patents or we may not be able to proceed with the development, manufacture or licensing of its processes.
     Although we are not aware of any interfering patents or other intellectual property held by others, such intellectual property may impact our ability to operate in the market segments on which we are currently focused or may target in the future. Further, we have not conducted a “freedom to operate” search with respect to our intellectual property, a comprehensive search of existing patents and pending applications that would (or in the case of pending patent applications, if granted) prohibit us from protecting our intellectual property. If there are interfering patents or other intellectual property and we are unable to license such interfering patents or other intellectual property on commercially reasonable terms or to modify the Clearant Process® in a cost-effective manner that does not (i) infringe on such intellectual property and (ii) materially impact the viability of the Clearant Process®, our business, results of operations and financial condition could be adversely affected.
     We may face litigation to defend against claims of infringement, assert claims of infringement, enforce our patents, protect our trade secrets or know-how, or determine the scope and validity of others’ proprietary rights. Patent and other intellectual property litigation is costly. In addition, we may be required to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine the priority of inventions relating to our patent applications. To determine the scope of our competitors’ rights could be costly in terms of our scientists’ and management’s time and resources.
     Furthermore, we may rely on trade secret law to protect technologies and proprietary information that we cannot or have chosen not to patent. Trade secrets, however, are difficult to protect. Although we attempt to maintain protection through confidentiality agreements with necessary personnel, contractors and consultants, we cannot guarantee that such contracts will not be breached. Further, confidentiality agreements may conflict with other agreements which personnel, contractors and consultants signed with prior employers or clients. In the event of a breach of a confidentiality agreement or divulgence of proprietary information, we may not have adequate legal remedies to maintain our trade secret protection. Litigation to determine the scope of intellectual property rights, even if ultimately successful, could be costly and could divert management’s attention away from business.
     We may be subject to products liability with respect to products which are treated with the Clearant Process® under license or sterilization service agreements and which cause harm to others or damage to products, including related and costly litigation or other proceedings, and our products liability insurance may not provide adequate coverage and may not be available in the future.
     We are exposed to potential liability risks inherent in the testing, marketing, licensing and treating of biotherapeutics and tissue products treated with the Clearant Process®. We may be liable if it is determined that any of its pathogen inactivation processes, or the products of any third party which utilize those processes, causes injury, illness or death. Furthermore, to the extent that a pathogen inactivation process adversely alters a product and such causes injury, illness or death or damage to the product we may be liable. The regulatory compliance of pathogen inactivation levels is measured by the number of pathogens that are inactivated. Thus, it is possible that biological products heavily contaminated with pathogens could be treated by customers with the Clearant Process® and achieve levels of pathogen inactivation sufficient to meet regulatory standards for sterilization or viral inactivation, yet still contain sufficient pathogens to be harmful to humans.
     We have obtained product liability insurance covering the commercial introduction of any product that utilizes our pathogen inactivation processes, but we do not know whether we will be able to maintain such insurance on acceptable terms, if at all. Any insurance we have or may obtain in the future may not provide adequate coverage against potential liabilities. A liability claim, regardless of merit or eventual outcome, and regardless of whether the user of the Clearant Process® complied with our standards and procedures for its proper use, could affect manufacturers and the public’s perception of the safety and efficacy of the Clearant Process®, delay, impede or otherwise reduce the licensing and use of the Clearant Process® by third parties and materially adversely affect our business, results of operation and financial condition.
     In addition, successful product liability claims made against competitors could cause a perception that we are also vulnerable to similar claims and could negatively affect public perception of the technology and thus third parties’ willingness to use the Clearant Process®, and thus adversely affect our business, results of operation and financial condition.
     We face environmental and other liabilities related to certain hazardous materials used in our operations.
     Our research and development involves the controlled use and transport of hazardous materials, including hazardous chemicals and pathogens. Accordingly, we are subject to federal, state and local laws governing the use, handling and disposal of these materials. We may incur significant costs to comply with additional environmental and health and safety regulations in the future. Although we believe that our safety procedures for handling and disposing of hazardous materials comply with regulatory requirements, we cannot eliminate the risk of accidental contamination or injury. If an accident occurs, we could be held liable for any damages that result and could suffer negative publicity.
     If our sterilization technology is not accepted by manufacturers of biological products in our target markets and the health care community at large, our business will suffer and we will not be able to successfully implement our business plan.
     We believe that our ability to commercialize the Clearant Process® effectively will depend on the safety, efficacy and cost-effectiveness of the Clearant Process®, as well as the willingness of manufacturers of biological products to adopt new pathogen inactivation technologies. We believe that market acceptance will depend on the extent to which manufacturers and distributors of tissues and other biological products, as well as physicians, patients and health care payors, perceive the benefits of using the Clearant Process® and, if applicable, that such benefits outweigh any potential additional cost. As part of its strategy to obtain wide-spread acceptance of the

Clearant Process®, we have entered into, and intend to continue to seek to enter into, sponsored research agreements with potential users of the Clearant Process® to support research on and validation of potential applications of the Clearant Process® to such products. While we expect that the Clearant Process®, when optimized for application to a particular product, will be capable of inactivating a broad range of known types of pathogenic microorganisms, a product processor or manufacturer may direct us, or may choose, not to optimize the Clearant Process® to inactivate the broad range of known types of pathogenic microorganisms in a particular application. If a product produced with such a process results in infections from pathogens that were not adequately inactivated, the marketplace’s overall confidence in the Clearant Process® may be adversely affected both for that product and for other applications of the Clearant Process®.
     Even if our processes and the third party products on which they will be used receive the necessary regulatory approvals, our processes may not achieve any significant degree of market acceptance among biological product manufacturers, physicians, patients and health care payors. For various reasons, such as implementation costs, ineffectiveness against all types of pathogens, differing regulatory requirements and logistical concerns, the biological products industry has not always integrated new inactivation technologies into their processes. Although we believe the Clearant Process® can significantly improve the safety of devitalized human tissues and other biological products, we cannot provide assurances that our technologies will be accepted rapidly or, other than in the devitalized human tissue market, at all. If our processes fail to achieve market acceptance, we will be unable to implement successfully our licensing strategy and our business, results of operations and financial condition would be materially adversely affected.
     We face competition from a number of companies, which may have greater resources or better technologies than we do, and rapid changes in technology in the sterilization industry could result in the failure of the Clearant Process® to be accepted in the marketplace or to capture market share.
     We expect the Clearant Process® to encounter significant competition. The Clearant Process® may compete with other approaches to pathogen inactivation currently in use, as well as with future processes that may be developed. Similarly, products that are treated with the Clearant Process® may compete with products that are currently treated with alternative pathogen inactivation or removal techniques, as well as with future products that may be developed. Our success will depend in part on our ability to respond quickly to medical and technological changes through the development and introduction of the Clearant Process® to new and existing products. Product development is risky and uncertain, and we may not be able to develop our processes successfully. Competitors’ processes, products or technologies may make the Clearant Process® obsolete or non-competitive before we are able to generate any significant revenue. Many of our competitors or potential competitors have substantially greater financial, human, technical, marketing and other resources than we have. They may also have greater experience in preclinical testing, human clinical trials, process implementation and other regulatory approval procedures and have developed substantial relationships with the small market of potential customers for the Clearant Process®. Our ability to compete successfully will depend, in part, on our ability to attract and retain skilled scientific personnel, develop technologically superior processes that can be implemented on a commercial scale, develop lower cost processes, obtain patent or other proprietary protection for our technologies and enforce those patents, obtain (or have third parties obtain) required regulatory approvals for our processes, be early entrants to the market and market and sell its processes, independently or through collaborations.
     Several companies are developing technologies that are, or in the future may be, the basis for products that will directly compete with or reduce the market for our pathogen inactivation processes. Most devitalized human tissue processors currently utilize chemical rinse steps or low levels of gamma irradiation to reduce pathogens in devitalized human tissue products. Several companies are developing or have developed other technologies or combinations of existing technologies (including BioCleanseTM used by Regeneration Technologies). Some of these technologies may have more animal and clinical data than we do to support the efficacy of their processes. There are currently no regulatory requirements that establish specific pathogen inactivation or sterility requirements for these products. If devitalized human tissue processors choose to maintain their current processing methods or elect to adopt technologies other than the Clearant Process®, it could materially impact our ability to market and earn revenue from the Clearant Process®.
     For biotherapeutic products comprising protein concentrates (e.g., plasma derivatives, monoclonal antibodies, recombinant and transgenic proteins), other technologies exist to inactivate or remove viruses, including the application of heat, certain chemicals like solvent-detergent, nanofiltration and partitioning during purification. Other technologies are in various stages of research and development, including novel uses of heat and other physical processes (e.g., microwave, high pressure, supercritical fluids), new chemical agents including photosensitizers (e.g., InactineTM, riboflavin, psoralens), and applications of radiation other than the Clearant Process® (e.g., broad spectrum visible light, ultraviolet light and high energy electrons). If any of these technologies is successfully developed, it could have an adverse effect on our business, financial condition and results of operations.
     One or more of these technologies could prove to be superior to the Clearant Process® in one or more of our target markets by virtue of being more effective, safer, more cost-effective or easier to implement. Our prospective clients may choose alternative technologies over ours for any of these reasons or for other reasons. If this were the case, we may not be able to successfully market the Clearant Process® to manufacturers of biological products, which could have a material adverse effect on our business, results of operations and financial condition.
Risks Related To Our Industry
     Our ability to commercialize our technology in our target markets will depend on the rates charged by operators of commercial gamma irradiation facilities at which the Clearant Process® will be applied.
     The use of the Clearant Process® on a commercial scale requires the use of commercial gamma irradiation facilities. While there are a number of commercial gamma irradiation service providers in the United States and internationally, the vast majority of U.S. facilities are owned and operated by two commercial gamma irradiation service providers. If customers, or us in the provision of the sterilization services, are not able to negotiate or maintain favorable terms with such service providers to treat their products, our efforts to commercialize the process with additional customers may be hindered.
     Products which could utilize the Clearant Process® are in general subject to extensive regulation by domestic and foreign government agencies, which could result in significant delays in approval, or rejection, of the Clearant Process® for use in connection with a particular product or significant additional costs to the manufacturers of such products, which would hinder the widespread adoption of the Clearant Process®.
     New, planned and future third-party products which could utilize the Clearant Process® and anticipated future uses that result from the Clearant Process® are subject to extensive and rigorous regulation by local, state, federal and foreign regulatory authorities. These regulations are wide-ranging and govern, among other things, product development, product testing, product manufacturing, product labeling, product storage, product pre-market clearance or approval, product sales and distribution, product advertising and promotion. The irradiation facilities in which the Clearant Process® will be carried out commercially are also subject to state and federal safety, environmental and licensing requirements. Failure by manufacturers and processors to meet any of these regulatory requirements could prevent the manufacturing or marketing of a product made with the Clearant Process® and could adversely affect our future revenues.
     The FDA and other agencies in the United States and in foreign countries impose substantial requirements upon the manufacturing and marketing of third party products (whether currently available or under development) which will or could utilize our processes for pathogen inactivation. The process of obtaining FDA and other required regulatory approvals is long, expensive and uncertain. The time required for regulatory approvals is uncertain and the process typically takes a number of years, depending on the type, complexity and novelty of the process or product. Third parties to whom we intend to market our pathogen inactivation processes may encounter significant delays or excessive costs in their efforts to secure necessary approvals or licenses. These delays would result in similar delays in our receipt of licensing revenues from these third parties. Similarly, if third parties suffer excessive costs in connection with obtaining required regulatory approvals, the third parties could decide not to introduce products treated with the Clearant Process®, which would adversely affect our ability to generate licensing revenues and thus adversely affect our business, financial condition and results of operations.
     Sponsors of innovative biotherapeutic products or medical devices incorporating biological materials must obtain biological products licenses or premarket approvals before legally marketing these products, regardless of whether the Clearant Process® is used in their manufacture. Future revenues from the use of the Clearant Process®

for innovative biotherapeutic products will depend on the sponsors’ success and timeliness in obtaining initial FDA or other required regulatory approval for these products. Manufacturers of existing, approved products would have to submit supplements to their licenses or premarket approvals in order to incorporate the Clearant Process® into the manufacturing processes for these products. In most cases, the FDA would have to review and approve these supplements prior to marketing an already approved product made with the Clearant Process®. These requirements or FDA or other regulatory delays in approving these initial applications or supplements may deter some biological product manufacturers from using our processes. Sponsors and manufacturers that submit initial applications or supplements may face disapproval or delays in approval that could provide further delay or deter them from using our processes. The regulatory impact on potential customers could slow or limit the potential market for our processes. In addition, it is unclear what affect the FDA’s adoption of the GTP regulations will have on potential customers. The GTP requirements may cause tissue processors to delay the implementation of new processes or procedures and the delay may impact the timing of revenue to us.
     Some human tissue products for surgical implantation have been exempted by the FDA from the requirements for licensing new products or having manufacturing changes approved prior to implementation. While this may expedite adoption of the Clearant Process® for these products by eliminating the regulatory review period, distributors must nevertheless satisfy themselves of the safety and effectiveness of tissue manufactured using the Clearant Process®, and tissue processors and distributors must still meet the other regulatory requirements discussed below.
     The products enabled by or utilizing the Clearant Process® may not receive FDA or other required regulatory approval in a timely manner, if at all. Even if approvals are obtained, the marketing and manufacturing of such products are subject to continuing FDA and other regulatory requirements, such as requirements to comply with good manufacturing practices. The failure to comply with such requirements could result in enforcement action against third party manufacturers which utilize our processes, which could adversely affect our business because our revenues from users of the Clearant Process® would be reduced or eliminated. Later discovery of problems with a product, manufacturer or facility may result in additional restrictions on the product or manufacturer, including withdrawal of the product from the market or a prohibition against the use of the Clearant Process®. Problems with a product, manufacturer or facility which utilizes the Clearant Process® may harm other manufacturers’ and the public’s perception of the safety of the Clearant Process® generally, which would result in decreased utilization of the Clearant Process® and a decrease or elimination of our revenues, which would adversely affect our business, financial condition and results of operations.
     The government may impose new regulations as a result of such a problem or otherwise which could further delay or preclude regulatory approval of third parties’ potential processes and products that might incorporate the Clearant Process®. Products enabled by or utilizing the Clearant Process® may not meet new regulations and use of the Clearant Process® may be precluded by new regulations. We cannot predict the impact of adverse governmental regulation that might arise from future legislative or administrative action. However, any such regulations which delayed implementation of the Clearant Process® in our target markets would delay our receipt of revenues, potentially increase our development costs or the costs for third parties to treat products with the Clearant Process®, and adversely affect our business, financial condition and results of operations.
     We also intend to generate revenue from marketing and licensing our pathogen inactivation processes outside the United States. Distribution of products made with our processes outside the United States will be subject to extensive government regulation. These regulations, including the requirements for approvals or clearance to market, the time required for regulatory review and the sanctions imposed for violations, vary by jurisdiction. In the developed markets (e.g., the European Union, Japan and Canada), the regulatory framework and requirements are similar to those in the United States. It is uncertain whether the users of our processes will obtain regulatory approvals in such countries, and they may incur significant costs in obtaining or maintaining foreign regulatory approvals. Failure of third parties to obtain necessary regulatory approvals or any other failure to comply with regulatory requirements could result in reduced revenue from users of the Clearant Process®.

     The success of our business depends on the results of clinical trials performed by third parties incorporating the Clearant Process® into their products and no such clinical trials have been completed to date.
     Most third parties incorporating our processes into their products, other than tissue, will have to provide the FDA and foreign regulatory authorities with data that demonstrate the safety and efficacy of such products before they are approved for commercial use in the case of new products, or demonstrate clinical comparability in the case of existing products. Clinical development, including preclinical testing, is a long, expensive and uncertain process. Because the Clearant Process® itself is not expected to be subject to regulatory approval on its own, most prospective customers will undertake any applicable testing required to gain approval of products incorporating the Clearant Process®. Some products may require several years to complete applicable testing, and failure can occur at any stage of testing. In addition, this testing may need to be repeated for each application of the Clearant Process® to a new third-party product. Third parties incorporating our processes cannot rely on interim results of trials to predict their final results, and acceptable results in early trials might not be repeated in later trials.
     Any preclinical or clinical trial may fail to produce results satisfactory to the FDA or other regulatory authorities with jurisdiction. Preclinical and clinical data can be interpreted in different ways, which could delay, limit or prevent regulatory approval. Negative or inconclusive results or adverse medical events during a trial could cause a trial to be repeated or a program to be terminated. Third parties incorporating our processes into their products may rely on third-party clinical investigators to conduct their clinical trials and other third-party organizations to perform data collection and analysis, and as a result, certain additional factors outside our control may delay regulatory approvals needed by third parties using our processes. These factors include difficulty in enrolling qualified subjects, inadequately trained or insufficient personnel at the study site, and delays in approvals from a study site’s review board. The occurrence of any of these factors could delay the commercialization of our processes.
     We cannot provide assurances that planned trials will begin on time or be completed on schedule or at all, that any trials will result in marketable products or that the Clearant Process® will be commercially successful in one or more applications even if they have been approved by the FDA for marketing. Our process development costs will increase if any third party incorporating our processes has delays in testing or approvals. Similarly, our process development costs will increase if we experience any delays in any testing or studies it undertakes as part of its marketing strategy. If any of these delays is significant, our business, financial condition and results of operations will be adversely affected.
     To date, we have commercialized the Clearant Process® only for the devitalized human tissue market, for which neither we nor the tissue processors were required to obtain any regulatory approval. However based upon public disclosures, we believe that a certain tissue processor has not been prohibited by the FDA from labeling certain devitalized human tissues as sterile based upon a comprehensive validation of its manufacturing process including but not limited to the Clearant Process® as the terminal pathogen inactivation step. We do not have any direct or other experience to date with respect to the ability of third-party manufacturers to obtain regulatory approval for use of the Clearant Process® in their manufacturing processes.
     Because our business model is based on the receipt of royalties or service payments from users of the Clearant Process®, our success is ultimately dependent on the ability of our customers to successfully market their products which have been treated by the Clearant Process®, which is dependent on events and developments in their businesses which are beyond our control.
     Our business model is based on receiving royalties or service payments from users of the Clearant Process® in our target markets. The success of that model depends on our ability to successfully optimize and commercialize the Clearant Process® for use in our target markets and to successfully license the Clearant Process® to customers in those markets and ultimately on the ability of those customers to sell sufficient dollar volumes of their products that have been treated with the Clearant Process® to provide us with a substantial revenue stream. Accordingly, any events or developments in the business of our customers which adversely affect their ability to sell their Clearant Process®-treated products, even if unrelated to the efficacy of the Clearant Process®, will adversely affect our ability to generate revenues and thus our business, financial condition and results of operations. We will not have control over any such events or developments.

     Our success will depend in part on the availability of a sufficient volume of biological products, including tissues, for sale by the third party manufacturers, and thus potentially being available for treatment by the Clearant Process®. For example, allograft providers depend heavily upon a limited number of sources of human tissue, and any failure to obtain tissue from these sources in a timely manner would interfere with their ability to process and distribute allografts. If a provider so affected was utilizing the Clearant Process® for sterilization of its products, that would result in a reduction in our revenues.
     Our success will also be subject to the widespread acceptance of the customers’ end products. Negative publicity, both in the United States and internationally, concerning improperly sterilized biological products leading to transmission of disease or death, whether or not those products were treated by the Clearant Process®, could limit widespread market acceptance of those products, and thus reduce the ability of users of the Clearant Process® to sell such products and thus generate revenue for us. For example, recent instances of bacterial transmission through traditionally-processed tissue allografts, one of which resulted in death, resulted in the withdrawal of tissue allografts from the market by one major processor, and may affect the willingness of patients and surgeons to use allografts. Thus, our customers in the devitalized human tissue market, or any other targeted market which experiences a similar safety crises, may have to overcome a public perception that their products may be unsafe, whether or not they have been treated with the Clearant Process®. If our customers are unable to overcome such a perception, our ability to generate revenues and thus our business, financial condition and results of operations may be adversely affected.
     In addition, development of alternatives to biological products which may be sterilized more easily and cost-effectively would likely result in decreased consumer demand for biological products in medical procedures. This would result in a decrease in sales by manufacturers which utilize, or could potentially utilize, the Clearant Process® and thus reduce our current and potential future revenue streams. For example, if synthetic technologies are successfully developed which stimulate the growth of tissue surrounding an implant, it could result in a decline in demand for tissue allografts, which is one of our target markets.
     Potential users of the Clearant Process® may depend on third party payors for reimbursement for the use of their products by the end consumer, which may not be willing to reimburse the users at levels sufficient to permit us to generate significant payments.
     Potential users of the Clearant Process® may depend on third party payors for reimbursement for the use of their products by the end consumer. To the extent that users of the Clearant Process® depend on reimbursement of patients’ medical expenses by government health care programs and private health insurers, the willingness of governments and private insurers to cover the applicable procedure and if so, the level of payment which may apply will affect the revenues they receive for their products and thus the revenues that we ultimately receive. Third-party payors may not reimburse users of the Clearant Process® at levels which will, in turn, be profitable to us.
     Outside influences on healthcare regulation may negatively impact our revenues or increase our expenses.
     Political, economic and regulatory influences subject the healthcare industry in the United States to fundamental change. Any new federal or state legislation could result in significant changes in the availability, delivery, pricing or payment for healthcare services and products. While we cannot predict what form any new legislation will take, it is possible that any significant healthcare legislation, if adopted, could lower the amounts paid to biologic product providers for their products, which would decrease their revenues and thus Clearant’s revenue.
     Because the markets for our technology are dominated by a small number of participants, if we fail to properly market, price or license the Clearant Process® to even a small number of the large potential customers in our markets, our business could be substantially harmed.
     Our target markets are generally characterized by a small number of market participants. For example, the devitalized human tissue market segment is controlled by a small number of entities. In the United States, Musculoskeletal Tissue Foundation, AlloSource, Community Tissue Services, University of Florida Tissue Bank,

Lifenet, Northwest Tissue Center, Tissue Bank International, Regeneration Technologies, CryoLife, Inc. and Northern California Tissue Center, have the substantial majority of the devitalized human tissue market.
     If we fail to properly market, price or license our processes to even a small number of the large customers in these markets, our business, financial condition and results of operations could be adversely affected.
     Guidelines and recommendations published by various organizations could reduce the use of products made with the Clearant Process®.
     Government agencies promulgate regulations and guidelines directly applicable to us and to products made with the Clearant Process®. Also, professional societies, practice management groups, private health/science foundations, and organizations involved in various diseases from time to time may also publish guidelines or recommendations to the health care and patient communities. Changes in the regulations, or recommendations or guidelines that are followed by patients and health care providers could result in decreased use of products made with the Clearant Process® which could adversely affect prevailing market prices for our common stock.
     If we acquire any companies or technologies in the future, they could prove difficult to integrate, disrupt our business, dilute stockholder value and adversely affect our operating results.
     We may acquire or make investments in complementary companies, services and technologies in the future. We have not made any acquisitions or investments to date, and therefore our ability as an organization to make acquisitions or investments is unproven. Acquisitions and investments involve numerous risks, including:
•	difficulties in integrating operations, technologies, services and personnel;

•	diversion of financial and managerial resources from existing operations;

•	risk of entering new markets;

•	potential write-offs of acquired assets or investments;

•	potential loss of key employees;

•	inability to generate sufficient revenue to offset acquisition or investment costs; and

•	delays in customer purchases due to uncertainty.
     In addition, if we finance acquisitions by issuing convertible debt or equity securities, our existing stockholders may be diluted which could affect the market price of our stock. Furthermore, any such acquisition may increase our expenses and therefore change our requirements and timing for addition capital. As a result, if we fail to properly evaluate and execute acquisitions or investments, our business and prospects may be seriously harmed.
Risks Related to Our Common Stock
     Our stock price may be subject to substantial volatility, and you may lose all or a substantial part of your investment.
     Our common stock is traded on the OTC Bulletin Board. There is a limited public float, and trading volume historically has been limited and sporadic. As a result, the current price for our common stock on the OTCBB is not necessarily a reliable indicator of our fair market value. The price at which our common stock will trade may be highly volatile and may fluctuate as a result of a number of factors, including, without limitation, the number of shares available for sale in the market, quarterly variations in our operating results and actual or anticipated announcements of new products or services by us or competitors, regulatory investigations or determinations, acquisitions or strategic alliances by us or our competitors, recruitment or departures of key personnel, the gain or loss of significant customers, changes in the estimates of our operating performance, market conditions in our industry and the economy as a whole.
     The sale of shares by our stockholders may significantly impact the market price of our common stock.
     The effective registration and sale of shares by the Selling Stockholders may significantly effect the market price of our stock. The Selling Stockholders acquired their shares at $3.00 per share in a March 31, 2005 private placement. The 3,693,334 shares provided for in this prospectus (excluding shares underlying warrants) represent approximately 9% of our 39,758,500 shares of common stock outstanding as of December 20, 2005. Because the shares are being registered on behalf of the Selling Stockholders, we have no control over which of the Selling Stockholders will actually sell all or any portion of their shares, or at what price.
     In addition, future sales of substantial amounts of our common stock, including 25,000,000 shares that we issued in connection with our March 31, 2005 merger transaction, or the expectation of such sales, could adversely affect the market price of our common stock.
     We may need additional financing to fund our business.
     We may require additional financing in order to carry out our business plan. Such financing may take the form of the issuance of common or preferred stock or debt securities, or may involve bank financing. There can be no assurance that we will obtain such additional capital on a timely basis, on favorable terms, or at all. If we are unable to generate the required amount of additional capital, our ability to meet our financial obligations and to implement our business plan may be adversely affected. Furthermore, if additional equity securities in the Company are issued, investors in this offering could experience dilution of their ownership in the Company.
     We have never paid cash dividends and do not intend to do so.
     We have never declared or paid cash dividends on our common stock. We currently plan to retain any earnings to finance the growth of our business rather than to pay cash dividends. Payments of any cash dividends in the future will depend on our financial condition, results of operations and capital requirements, as well as other factors deemed relevant by our board of directors.
     We may incur increased costs as a result of recently enacted and proposed changes in laws and regulations relating to corporate governance matters.
     Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules adopted or proposed by the SEC and the NASD will result in increased costs to us as we evaluate the implications of any new rules and respond to their requirements. New rules could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs to comply with any new rules and regulations.
     Our corporate compliance program cannot guarantee that we are in compliance with all potentially applicable federal and state regulations.
     The development, distribution, pricing, sales and marketing of our products, together with our general operations, is subject to extensive federal and state regulation. While we have developed and instituted a corporate compliance program based on current best practices, we cannot assure you that we or our employees are or will be in compliance with all potentially applicable federal and state laws and regulations. If we fail to comply with any of these laws or regulations, a range of actions could result, including, but not limited to, the termination of clinical trials, restrictions on products made with the Clearant Process®, including withdrawal of products made with the

Clearant Process® from the market, significant fines, exclusion from government healthcare programs, or other sanctions or litigation.
     Our common stock may be considered a “penny stock” and may be difficult to sell when desired.
     The SEC has adopted regulations which generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. The market price of our common stock is currently less than $5.00 per share. This designation requires any broker or dealer selling these securities to disclose specified information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase the securities. These rules may restrict the ability of brokers or dealers to sell our common stock and may affect the ability of stockholders to sell their shares. In addition, since our common stock is currently quoted on the OTC Bulletin Board, stockholders may find it difficult to obtain accurate quotations of our common stock and may experience a lack of buyers to purchase our shares or a lack of market makers to support the stock price.
     The possible issuance of additional shares may impact the price of our stock.
     Our Board of Directors has the power to issue additional common stock without stockholder approval. Potential investors should be aware that any stock issuances might result in a reduction of the book value or market price, if any, of the then outstanding common stock. If we were to issue additional common stock, such issuance will reduce proportionate ownership and voting power of the other stockholders. Also, any new issuance of common stock may result in a change of control.
CAUTIONARY STATEMENT CONCERNING FORWARD LOOKING INFORMATION
     This prospectus contains “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business strategies, operating efficiencies or synergies, competitive positions, growth opportunities for existing products, plans and objectives of management, markets for stock of Clearant and other matters. Statements in this prospectus that are not historical facts are hereby identified as “forward looking statements” for the purpose of the safe harbor provided by Section 21E of the Exchange Act and Section 27A of the Securities Act. Such forward looking statements, including, without limitation, those relating to the future business prospects, revenues and income of Clearant, wherever they occur, are necessarily estimates reflecting the best judgment of the senior management of Clearant on the date on which they were made, or if no date is stated, as of the date of this prospectus. These forward looking statements are subject to risks, uncertainties and assumptions, including those described in the section entitled “Risk Factors,” beginning on page 4 that may affect the operations, performance, development and results of our business. Because the factors discussed in this prospectus could cause actual results or outcomes to differ materially from those expressed in any forward looking statements made by us or on our behalf, you should not place undue reliance on any such forward looking statements. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward looking statements.
     You should understand that the following important factors, in addition to those discussed in the “Risk Factors” section, could affect our future results and could cause those results to differ materially from those expressed in such forward looking statements:
•	general economic conditions

•	the effectiveness of our planned advertising, marketing and promotional campaigns

•	physician and patient acceptance of our products and services, including newly introduced products

•	anticipated trends and conditions in the industry in which we operate, including regulatory changes

•	our future capital needs and our ability to obtain financing, and

•	other risks and uncertainties as may be detailed from time to time in our public announcements and filings with the SEC.
     Except to the extent required by law, we undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or any other reason. All subsequent forward looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to herein. In light of these risks, uncertainties and assumptions, the forward looking events discussed in this prospectus may not occur.
USE OF PROCEEDS
     All of our common stock being offered under this prospectus is being sold by or for the account of the Selling Stockholders. We will not receive any proceeds from the sale of our common stock by or for the account of the Selling Stockholders. We may receive a maximum of approximately $3,357,140 from the exercise of warrants by the Selling Stockholders, assuming all warrants were exercised for cash in full at their $4.00 per share exercise price. Any proceeds received by us in connection with the exercise of warrants will be used for working capital and general corporate purposes.
SELLING STOCKHOLDERS
     On March 31, 2005, we agreed to issue 3,693,334 shares of our common stock and warrants to purchase an additional 839,285 shares of our common stock in unregistered sales of equity securities, as more fully described in item 3.02 of our Current Report on Form 8-K filed with the SEC on or about April 4, 2005, and incorporated by reference on page 29 below. We have agreed to register these shares for resale by these stockholders, who are listed in the table below (the “Selling Stockholders”). The number of shares being registered pursuant to this registration statement may be adjusted to prevent dilution of the stock to be issued upon exercise of the warrants resulting from stock splits, stock dividends or similar transactions.
     The table below presents information regarding the Selling Stockholders and the shares of our common stock that they may offer and sell from time to time under this prospectus.

			Percentage of Shares of
			Our Common Stock
			Beneficially Owned
	Shares of Our	Shares of Our Common
	Common Stock to	Stock Underlying	Shares of Our	Before	After Offering
	be Resold in the	Warrants to be Resold	Common Stock	Offering of the	of the Resale
Selling Stockholders(1)	Offering(2)(3)	in the Offering(2)	Owned(3)	Resale Shares	Shares(2)
Hillside Provident Trust 280 Nelson Street, Suite 500 Vancouver, BC V6B 2E2 Attn: Stanley Mah	333,334	178,571	333,334	*	0%
Winner Choice Consultants Ltd. 4009 Gloucester Tower, The Landmark 11 Pedder St., Central Hong Kong Attn: Victor Yang	312,500	267,857	312,500	*	0%
Dana Point Investments, LLC 3960 Howard Hughes Pkwy, 5th Fl. Las Vegas, NV 89109 Attn: Jeffrey Taylor	533,333	267,857	533,333	1.2%	0%

			Percentage of Shares of
			Our Common Stock
			Beneficially Owned
	Shares of Our	Shares of Our Common
	Common Stock to	Stock Underlying	Shares of Our	Before	After Offering
	be Resold in the	Warrants to be Resold	Common Stock	Offering of the	of the Resale
Selling Stockholders(1)	Offering(2)(3)	in the Offering(2)	Owned(3)	Resale Shares	Shares(2)
Jaguar Private Equity Ltd. 95 Parkside Clove POB 30860 SMB Grand Cayman, Cayman Islands Attn: Michael Parton	483,333		483,333	*	0%
Fernwood Fund, LLC 162 Abingdon Avenue Kenilworth, IL 60009 Attn: John E. Rogers	333,334	125,000	333,334	1.7%	0%
Nicholson Group Ltd. Two Intl. Finance Center, 35th Fl. 8 Finance Street, Central Hong Kong Attn: Clifford Ng	666,667		666,667	*	0%
Decapela Portfolio, Inc. Pasea Estate Roadtown, Tortola, BVI Attn: Alex Fundulus	333,333		333,333	*	0%
Jacqueline Ciampi 5430 Shelby Court Burnaby, BC U5G 1V2	22,500		22,500	1.1%	0%
Gibralt Capital Corporation 2600-1075 W. Georgia Street Vancouver, BC V6F 3C9 Attn: Johnny Ciampi	450,000		450,000	*	0%
Aston Capital Management Ltd. Chancery Court Bldg., 1st Fl. Leeward Hwy., PO Box 756 Providenciales, Turks & Caicos Attn: Mary O’Neil	225,000		225,000	*	0%

*	Less than 1%.

(1)	This table is based upon information supplied to us by the Selling Stockholders. Each of the natural persons listed has been identified as having voting or investment control over the entities listed as Selling Stockholders.

(2)	Assumes that the Selling Stockholders sell all of the shares available for resale under this prospectus.

(3)	Excludes shares underlying warrants.
     Each Selling Stockholder has represented that it is not a broker-dealer or an affiliate of a broker-dealer. None of the Selling Stockholders listed above has held any position or office, or has had any material relationship, with us or any of our predecessors or affiliates within the past three years.
PLAN OF DISTRIBUTION
     The Selling Stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Stockholders may use any one or more of the following methods when selling shares:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
     The Selling Stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.
     Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act. In connection with sales of the shares of Common Stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the sales of Common Stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of Common Stock short and deliver shares of Common Stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of Common Stock to broker-dealers that in turn may sell such shares.
     The Selling Stockholders may from time to time pledge or grant a security interest in some or all of the Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of Common Stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.
     The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified in writing by a Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of Common Stock, we will file a supplement to this prospectus. If the Selling Stockholders use this prospectus for any sale of the Common Stock, they will be subject to the prospectus delivery requirements of the Securities Act.
     The Selling Stockholders also may transfer the shares of Common Stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of Common Stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or otherwise comply with the Securities Act of 1933 to amend the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

     The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has represented and warranted to the Company that it acquired the securities subject to this registration statement in the ordinary course of such Selling Stockholder’s business and, at the time of its purchase of such securities such Selling Stockholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.
     The Company has advised each Selling Stockholder that it may not use shares registered on this Registration Statement to cover short sales of Common Stock made prior to the date on which this Registration Statement shall have been declared effective by the Commission.
     We are required to pay all fees and expenses incident to the registration of the shares, but we will not receive any proceeds from the sale of the Common Stock. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.
     The Selling Stockholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such Selling Stockholders in connection with resales of their respective shares under this Registration Statement.
DESCRIPTION OF CAPITAL STOCK
Common Stock
     We have 200,000,000 shares of common stock, $.0001 par value, authorized. As of December 20, 2005, there were 39,758,500 shares of our common stock issued and outstanding. There were 5,197,343 shares of our common stock reserved for issuance upon the exercise of warrants, and 3,158,065 shares of common stock reserved for issuance upon the exercise of options. There were 151,886,092 authorized shares of common stock available for issuance which have not been reserved. There are no other agreements, arrangements or understandings with anyone to sell or issue any additional shares of our common stock.
     Holders of common stock are entitled to one vote per share on all matters to be voted upon by stockholders. Holders of common stock are entitled to receive ratably dividends as may be declared by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution, or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities. The common stock has no preemptive or conversion rights, other subscription rights, or redemption or sinking fund provisions. All issued and outstanding shares of common stock are fully paid and non-assessable.
Preferred Stock
     We have 50,000,000 of preferred stock, $.0001 par value, authorized. There are currently no preferred shares issued or outstanding. Such preferred stock is commonly referred to as “blank check” preferred stock because our board of directors has the authority, without further action by the stockholders, to establish one or more series of preferred stock and determine, with respect to any series of preferred stock, the terms and rights of that series, including: (i) the designation of the series; (ii) the number of shares of the series, which the board may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then outstanding; (iii) the voting powers, if any, of the shares of the series; and (iv) the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of the series.
     The authorization of preferred stock alone will not have an immediate effect on the rights of existing common stockholders. However, the issuance of preferred stock over time may have an effect on common stockholders. Shares of preferred stock, if and when issued, may have rights, powers and preferences superior to those of the common stock. As a result, the ownership interest of common stockholders could be significantly diluted by the issuance of preferred stock. While there are no current plans, commitments or understandings to issue any preferred stock, in the event of any issuances, common stockholders will not have any preemptive or similar rights to acquire any preferred stock, and their ownership interest could therefore be significantly reduced.
     The authorization of “blank check” preferred stock could have anti-takeover ramifications. It could discourage, or be used to impede, mergers or business combinations and possible tender offers for shares of our common stock. Any issuance of preferred stock with voting rights, or the adoption of a rights plan or “poison pill” granting other stockholders additional rights or shares of stock in the event that a particular group of stockholders obtains a designated percentage of ownership of our voting stock, could have the effect of delaying or preventing a change in control by increasing the number of outstanding shares entitled to vote or by increasing the number of votes required to approve a change in control. Shares of voting or convertible preferred stock could be issued, or rights to purchase such shares could be issued, to render more difficult or discourage an attempt to obtain control by means of a tender offer, proxy contest, merger or other transaction. Such issuances could therefore deprive stockholders of benefits that could result from such an attempt, such as the realization of a premium over the market price that such an attempt could cause. Moreover, the issuance of such shares to persons friendly to the board of directors could make it more difficult to remove incumbent officers and directors from office even if such change were to be favorable to stockholders generally. We do not presently intend to implement or adopt any such rights plans or other anti-takeover measures.
     Authorized but unissued and unreserved shares of capital stock may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. The DGCL does not require stockholder approval for the issuance of authorized shares. The rules of the American Stock Exchange and other national exchanges, which would apply if our common stock were to be listed on them, require stockholder approval of certain issuances, but we are not currently subject to any such restrictions. One of the effects of the existence of unissued and unreserved common stock may be to enable our board of directors to issue shares to persons friendly to current management, which could render more difficult or discourage an attempt to obtain control.
MARKET FOR OUR SECURITIES
     The following table shows the high and low bid prices of our common stock as quoted on the OTC Bulletin Board, by quarter during each of our last two fiscal years. These quotes reflect inter-dealer prices, without retail markup, markdown or commissions and may not represent actual transactions. The information below was obtained from the OTCBB, for the respective periods.

	High	Low

Fiscal year ended December 31, 2004
First quarter	$—	$—
Second quarter	—	—
Third quarter(1)	—	—
Fourth quarter	0.23	0.14
Fiscal year ended December 31, 2005
First quarter	$5.50	$2.00
Second quarter	4.35	3.00
Third quarter	4.79	2.16
Fourth quarter (through December 20, 2005)	4.49	2.35

(1)	We have no information concerning any trades reported on the OTC Bulletin Board prior to October 15, 2004. All listed share prices are post-split adjusted for an 8.67 for one stock split effective February 22, 2005.
     As of December 20, 2005, there were approximately 190 holders of record of our common stock, and 39,758,500 shares of our common stock were outstanding. The closing price for shares of our common stock on December 20, 2005, was $2.40.

DIVIDEND POLICY
     We have never declared or paid any cash dividends on our common stock. We currently intend to retain all of our future earnings, if any, to finance operations, and we do not anticipate paying cash dividends in the foreseeable future.
MATERIAL CHANGES
     The following management’s discussion and analysis of financial condition and results of operations for the fiscal years ended December 31, 2004 and 2003, should be read in conjunction with the business discussion contained in the current report on Form 8-K filed with the SEC on April 4, 2005 and the audited consolidated financial statements and accompanying notes contained in the amendment on Form 8-K/A filed May 16, 2005, which are incorporated by reference on page 29 below.
Forward-Looking Statements
     The forward-looking comments contained in this report involve risks and uncertainties. Our actual results may differ materially from those discussed here due to factors such as, among others, limited operating history, difficulty in developing, exploiting and protecting proprietary technologies, intense competition and substantial regulation in the healthcare industry. Additional factors that could cause or contribute to such differences can be found in the following discussion and in the Risks Factors set forth above.
Results of Operations — 2004 Compared to 2003
Revenues
     Our total revenue increased by $598,000 or 147%, to $1,006,000 for the year ended December 31, 2004, from $408,000 for the year ended December 31, 2003. Revenues from licensing activities increased to $121,000 for the year ended December 31, 2004, from $0 for the year ended December 31, 2003, as a result of the introduction and subsequent sales of human tissue treated with the Clearant Process ® . We expect licensing revenue to continue to increase as market acceptance of the Clearant Process ® becomes greater and more of our licensees commercialize our technology. Revenues from contract research and milestones increased $365,000 or 146% to $615,000 for the year ended December 31, 2004, from $250,000 for the year ended December 31, 2003. The increase is primarily related to non-recurring milestones reached during the year ended December 31, 2004. Grant revenue increased by $112,000 or 71%, to $270,000 for the year ended December 31, 2004 from $158,000 for the year ended December 31, 2003, as a result of new grants obtained in 2004. We expect contract research and grant revenue to decrease as our customers move towards licensing activities.
Sales, General and Administrative Expenses
     Sales, general and administrative expenses increased by $2,803,000 or 42%, to $9,400,000 for the year ended December 31, 2004, from $6,597,000 for the year ended December 31, 2003. Sales and marketing costs increased by $751,000 or 22%, to $4,195,000 for the year ended December 31, 2004, from $3,444,000 for the year ended December 31, 2003. The increase was principally due to a $717,000 increase in marketing and advertising expenses as our efforts related to the commercialization and creating market awareness of the Clearant Process ® increased. General and administrative expenses increased by $2,052,000 or 65%, to $5,205,000 for the year ended December 31, 2004, from $3,153,000 for the year ended December 31, 2003. The increase during 2004 is related to increased expenses of approximately $1,235,000 associated with professional fees, such as outside legal and accounting expenses, approximately $409,000 in increased salary-related expenses and approximately $275,000 in increased amortization expenses related to the filing of additional patents, as compared to the same period last year. We expect our sales, general and administrative expenses to increase gradually as we increase our efforts in the commercialization of the Clearant Process ® through an increase in the sales force and market coverage.

Research and Development Expenses
     Research and development expenses decreased by $952,000 or 16%, to $5,190,000 for the year ended December 31, 2004, from $6,142,000 for the year ended December 31, 2003. This decrease was largely a result of reduced research and development personnel-related and rent costs during 2004 compared to 2003. Throughout the latter part of 2004, we reduced our R&D personnel and related expenses due to the limitations in our current cash position. We anticipate we will continue to incur research and development costs, but at a reduced rate.
Stock-based Compensation
     Stock-based compensation increased by $253,000 or 275% to $345,000 for the year ended December 31, 2004, from $92,000 for the year ended December 31, 2003. The increase is primarily related to the exchange of warrants granted to an April 2004 bridge loan holder in connection with such holders additional participation in future bridge loans in October 2004. From time to time, we may issue common stock to consultants for services rendered.
Net Interest Expense
     Net interest expense increased by $613,000 or 241% to $867,000 for the year ended December 31, 2004, from $254,000 for the year ended December 31, 2003. This increase was primarily the result of the issuance of additional bridge loans and increased average debt balance during 2004.
Preferred Stock Dividend and Financing Costs
     Preferred stock dividend and financing costs increased by $102,000 or 7%, to $1,628,000 for the year ended December 31, 2004, from $1,526,000 for the year ended December 31, 2003. The increase was principally due to the issuance of additional preferred warrants in September 2004 with a fair value of approximately $43,000 as of December 31, 2004. As of December 31, 2004 there were approximately 13,121,000 shares of preferred stock outstanding.
Liquidity and Capital Resources
     Net cash used in operating activities was $10,237,000 for the year ended December 31, 2004, compared to $11,384,000 for the year ended December 31, 2003. During the year ended December 31, 2004, cash used by operations resulted in a $14,829,000 net loss offset by a $1,993,000 increase in accounts payable and accrued liabilities, which was primarily employee related. Significant non-cash adjustments to operating activities for the year ended December 31, 2004, included depreciation and amortization expense of $694,000, non-cash charges of $345,000 for stock-based compensation, and non cash interest expense of $862,000.
     Our net cash provided by investing activities was $2,845,000 for the year ended December 31, 2004 compared to net cash used in investing activities of $4,238,000 for the year ended December 31, 2003. Our investing activities consist primarily of intellectual property expenditures and investment purchases of and proceeds from marketable securities. During the year ended December 31, 2004, we received $3,500,000 in proceeds from the disposal of marketable securities, partially offset by our investment in intellectual property of $599,000.
     We have financed our operations since inception primarily through the sale of shares of our stock and convertible notes. Our net cash provided by financing activities was $6,411,000 for the year ended December 31, 2004, compared to $11,644,000 for the year ended December 31, 2003. Cash provided by financing activities for the year ended December 31, 2004 consisted primarily of $6,348,000 in net proceeds from issuance of bridge loans, leaving a balance of approximately $177,000 in cash and cash equivalents at December 31, 2004.
     We have been unprofitable since our inception and we expect to incur additional operating losses for at least the next twelve months as we incur expenditures on sales and marketing, commercial operations, and research and development. Our activities to date are not as broad in depth or scope as the activities we may undertake in the future, and our historical operations and financial information are not necessarily indicative of our future operating results, financial condition or ability to operate profitably as a commercial enterprise.
     Our future capital requirements will depend upon many factors, including progress with marketing our technologies, the time and costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other proprietary rights, the necessity of, and time and costs involved in obtaining, regulatory approvals, competing technological and market developments, and our ability to establish collaborative arrangements, effective commercialization, marketing activities and other arrangements. We expect to continue to incur negative cash flows and net losses for at least the next twelve months.
     Based upon our current plans, we are actively seeking to raise additional funding through public or private financing or through collaborative arrangements with strategic partners in order to increase the amount of our cash reserves on hand. Leading up to our Merger consummated in March 2005, we entered into bridge loans with a fair value of approximately $2,350,000. We believe that our existing capital resources will be sufficient to meet our operating expenses and capital requirements for at least the next three months. However, changes in our business strategy, technology development or marketing plans or other events affecting our operating plans and expenses may result in the expenditure of existing cash before that time. If this occurs, our ability to meet our cash obligations as they become due and payable will depend on our ability to sell securities, borrow funds or some combination thereof. We may not be successful in raising necessary funds on acceptable terms, or at all.
Contractual Obligations and Commercial Commitments
     We lease facilities and equipment under noncancelable operating leases with various expirations through 2007. The future minimum lease payments under these leases and other contractual obligations as of December 31, 2004 are as follows ($ in 000’s):

		Less than			More than
Contractual Obligations	Total	1 year	1 - 3 years	3 - 5 years	5 years
Operating lease obligations	$1,205	$893	$312	—	—
Other obligations	$510	$510

	$1,715	$1,403	$312	—	—
Off-Balance Sheet Arrangements
     Except for operating lease commitments disclosed above, as of December 31, 2004, we had no off-balance sheet arrangements.
Critical Accounting Policies and Estimates
     The discussion and analysis of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. Generally accepted accounting principles require management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. We base our estimates on experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that may not be readily apparent from other sources. Our actual results may differ from those estimates.
     We consider our critical accounting policies to be those that involve significant uncertainties, require judgments or estimates that are more difficult for management to determine or that may produce materially different results when using different assumptions. We consider the following accounting policies to be critical:
Revenue Recognition and Deferred Revenue

     We recognize revenue in accordance with the provisions of Staff Accounting Bulletin No. 104, “Revenue Recognition” (SAB 104). Our revenue sources are licensing fees, performance milestones and contract research activities, with additional revenues generated from government grants.
     We license the Clearant Process ® to third parties who intend to incorporate our technology into their product and manufacturing processes. Customers may require contract research or commercial scale-up activities to support and validate the commercial applicability and eventual licensing of the Clearant Process ® . We recognize licensing revenue when a customer sells products incorporating the Clearant Process ® . Revenue related to a performance milestone is recognized upon customer acceptance of the achievement of that milestone, as defined in the respective agreements and ability to pay. Revenue related to contract research activities is recognized on a percentage-of-completion basis, provided the customer has the ability to pay. In the event cash is received in advance of services performed, we will defer the related revenue recognition until the underlying performance milestone is achieved or the contract research activities commence. In the event advance cash payments are not attributable to any performance milestone or contract research activity, we will recognize the underlying amounts into revenue on a straight-line basis over the term of the underlying agreement or up to a maximum of fifteen years.
     We receive certain grants that support our research efforts in defined research projects, which are usually specific product applications of the Clearant Process®. These grants generally provide for reimbursement of approved costs incurred as defined in the various grants. Revenue associated with these grants are generally recognized ratably over each grant period and as costs under each grant are incurred.
Cost of Revenues
     Cost of revenues consists of minimum royalties paid on certain contracting activities and are recognized when the related revenue is recognized.
Cash Equivalents and Concentration of Credit Risk
     We consider all highly liquid investments with an original maturity of three months or less to be cash equivalents. Financial instruments that potentially subject us to a concentration of credit risk consist of cash and cash equivalents, short-term investments, and accounts receivable. Cash is deposited with what we believe are highly credited, quality financial institutions and may exceed FDIC insured limits.
Property and Equipment
     Property and equipment are stated at cost. Depreciation is provided using the straight-line method based upon estimated useful lives of the assets, which are generally three to seven years. Leasehold improvements are amortized over the estimated useful lives of the assets or related lease terms, whichever is shorter. Repair and maintenance expenditures are charged to appropriate expense accounts in the period incurred.
Identifiable Intangibles
     Certain costs associated with obtaining and licensing patents and trademarks are capitalized as incurred and are amortized on a straight-line basis over the shorter of their estimated useful lives or their legal lives of 17 to 20 years. Amortization of such costs begins once the patent or trademark has been issued. We evaluate the recoverability of our patent costs and trademarks quarterly based on estimated undiscounted future cash flows.
Research and Development Costs
     Research and development costs are expensed as incurred.
Other Comprehensive Loss
     Other comprehensive loss consists of foreign currency translation adjustments recorded upon consolidation of our foreign subsidiaries.

Marketable Securities
     Marketable securities consist of auction-rate securities purchased in 2003, which mature in January 2039. The auction-rate securities are liquid investments that provide us with the ability to draw down on the invested funds and reinvest in the security every 28 days, with no penalties. At December 31, 2003, the investment was classified as short-term as we intended to liquidate the entire investment over the next twelve months ended December 31, 2004. Consistent with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, we include all dividends and interest earned on the auction-rate securities in its consolidated statement of operations. The cost of our marketable securities approximated fair market value.
Income Taxes
     Income taxes are accounted for under SFAS No. 109, “Accounting for Income Taxes” (FAS 109), using the liability method. Under FAS 109, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.
Stock-Based Compensation
     In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure” (FAS 148). FAS 148 amended SFAS No. 123, “Accounting for Stock-Based Compensation” (FAS 123), to provide alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. In addition, FAS 148 amended the disclosure requirements of FAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure provisions of FAS 148 have been adopted by us. FAS 148 did not require us to change to the fair-value-based method of accounting for stock-based compensation.
     We account for stock-based compensation arrangements in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25), and comply with the disclosure provisions of FAS 123 and FAS 148. Under APB 25, compensation expense is recognized over the vesting period based on the difference, if any, on the date of grant between the deemed fair value for accounting purposes of our stock and the exercise price on the date of grant.
Net Loss Per Share
     We compute net loss per share in accordance with SFAS No. 128, “Earnings Per Share” (FAS 128). Under the provisions of FAS 128, basic loss per share is computed by dividing net loss, after deducting dividend requirements from the Series A Preferred Stock, by the weighted average number of common stock shares outstanding during the periods presented. Diluted earnings would customarily include, if dilutive, potential common stock shares issuable upon the exercise of stock options, warrants and convertible preferred stock and accrued preferred stock dividends. The dilutive effect of outstanding stock options and warrants is reflected in earnings per share in accordance with FAS 128 by application of the treasury stock method. All convertible preferred stock and accrued dividends would be reflected on an as-if-converted basis. For the periods presented, the computation of diluted loss per share equaled basic loss per share as the inclusion of any dilutive instruments would have had an antidilutive effect on the earnings per share calculation in the periods presented.
Fair Value of Financial Instruments
     The carrying amounts reported in the balance sheet for cash, cash equivalents, marketable securities, accounts receivable, accounts payable and accrued liabilities approximate fair value because of the immediate or short-term maturity of these financial instruments. Bridge Loans are estimated to approximate fair value based upon current market borrowing rates for loans with similar terms and maturities.

Recent Accounting Pronouncements
     In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (FAS 150). FAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. FAS 150 requires that an issuer classify a financial instrument with certain defined characteristics as a liability (or an asset in some circumstances). The requirements of this statement apply to an issuer’s classification and measurement of freestanding financial instruments, including those that comprise more than one option or forward contract. FAS 150 is effective for financial instruments entered into or modified after May 31, 2003; otherwise effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities which are subject to the provisions of this Statement for the first fiscal period beginning after December 15, 2003. There was no material impact from adoption of FAS 150 in 2004.
     In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment” (FAS 123R). The statement requires all entities to recognize compensation expense in an amount equal to the fair value of share-based payments granted to employees. The statement eliminates the alternative method of accounting for employee share-based payments previously available under APB 25 and FAS 123R. The statement is effective for the Company beginning in the quarter ended September 30, 2005. In April 2005, the Securities and Exchange Commission amended the compliance dates to allow companies to implement FAS 123R at the beginning of fiscal 2006. We are currently evaluating the provisions of FAS 123R and its effect on our financial statements. We expect the effect of adopting this statement will be to increase the amounts reported as stock-based compensation expense in the future.
     In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets (FAS 153),” an amendment to APB Opinion No. 29, “Accounting for Nonmonetary Transactions” (APB 29). FAS 153 eliminates certain differences in the guidance in APB 29 as compared to the guidance contained in standards issued by the International Accounting Standards Board. The amendment to APB 29 eliminates the fair value exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. Such an exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. FAS 153 is effective for nonmonetary asset exchanges occurring in periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in periods beginning after December 16, 2004. We do not expect adoption of FAS 153 to have a material impact on our financial statements.
Change in Auditors
     Effective March 30, 2005, the Board of Directors of our wholly-owned operating subsidiary Clearant Licensing, Inc., formerly Clearant, Inc., dismissed BDO Seidman LLP and appointed Singer Lewak Greenbaum & Goldstein LLP as its auditors.
     During Clearant Licensing’s two most recent fiscal years, and the subsequent interim period through March 30, 2005, it did not consult with Singer Lewak regarding any of the matters or events set forth in Item 304(2)(2)(i) and (ii) of Regulation S-K.
     BDO’s reports on Clearant Licensing’s consolidated financial statements for the fiscal year ended December 31, 2003 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles, except as follows: As discussed in note 1 to the financial statements, Clearant Licensing had no established source of revenue and was dependent on its ability to raise equity funds, which raised substantial doubt about its ability to continue as a going concern.
     In connection with the audits of the fiscal year ended December 31, 2003 and the interim period through March 30, 2005, there have been no disagreements between Clearant Licensing and BDO Seidman on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of BDO Seidman, would have caused it to make reference in connection with their opinion to the subject matter of the disagreements.

     We have provided BDO Seidman with a copy of the foregoing disclosures, and requested that it furnish a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements, which it has provided.
Quantitative and Qualitative Disclosures About Market Risk
     Historically, we have invested our cash in short term commercial paper, certificates of deposit, money market accounts and marketable securities. We consider any liquid investment with an original maturity of three months or less when purchased to be cash equivalents. We classify investments with maturity dates greater than three months when purchased as marketable securities, which have readily determined fair values as available-for-sale securities. We adhere to an investment policy which requires that all investments be investment grade quality and no more than ten percent of our portfolio may be invested in any one security or with one institution.
     At December 31, 2004, we had no investments that would create market risk. It is our intention to invest in highly liquid, high grade commercial paper, variable rate securities and certificates of deposit. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities with shorter maturities may produce less income if interest rates fall. The market risk associated with our investments in debt securities is substantially mitigated by the frequent turnover of the portfolio.
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
The following documents are specifically incorporated by reference into this prospectus:
(1)	Our Proxy Statement on Form DEF14A for our annual meeting of stockholders held on June 30, 2005;

(2)	Our annual report on Form 10-K for the year ended December 31, 2004;

(3)	Our quarterly reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005;

(4)	Our current reports on Form 8-K filed with the SEC on February 23, April 4, 7, 14 and 28, May 15, July 5, August 12, November 8 and 10, 2005;

(5)	All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the document referred to in (2) above;

(6)	All documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement.

(7)	All documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering.
     We will provide each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with the prospectus. We will provide this information upon written or oral request at no charge to the requester. The request for this information must be made to the following:
Investor Relations
Clearant, Inc.
11111 Santa Monica Boulevard, Suite 650
Los Angeles, California 90025
(310) 479-4570

WHERE YOU CAN FIND ADDITIONAL INFORMATION
     We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. The SEC’s website contains reports, proxy and information statements and other information regarding issuers, such as us, that file electronically with the SEC. You may also read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room.
     We maintain a website at http://www.clearant.com. We have not incorporated by reference into this prospectus the information in, or that can be accessed through, our website, and you should not consider it to be a part of this prospectus.
LEGAL MATTERS
     Certain legal matters in connection with this prospectus will be passed upon for us by Greenberg Traurig, LLP. The firm and its attorneys hold no shares of our common stock, but have been granted vested options to purchase up to 100,000 shares of our common stock.
EXPERTS
     The consolidated financial statements and the related financial statement schedule incorporated in this prospectus for the year ended December 31, 2004, have been audited by Singer Lewak Greenbaum & Goldstein LLP, an independent registered public accounting firm, as stated in their report, and have been so included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

4,532,619 Shares
Common Stock

PROSPECTUS

Clearant, Inc.
December 22, 2005